Exhibit 99.40

CHAP MERCANTILE INC.

Suite 1600 – 609 Granville Street

Vancouver, British Columbia, Canada V7Y 1C3

Tel: (604) 669-1302 Fax: (604)669-3877

PRESS RELEASE

April 29, 2004	Trading Symbol: CPC.H (TSX Venture)

CHAP MERCANTILE INC. – SECOND QUARTER REPORT

Vancouver, British Columbia, April 29, 2004	For Immediate Release

CHAP MERCANTILE INC. (the “Company”). The Board of Directors would like to report the results of the Company’s second quarter ended February 29, 2004.

At the end of the period the Company’s cash position increased to $451,841 as a result of the sale of its subsidiary Dial Locksmith Ltd. for the sum of $325,000. The loss for the six months period was $25,123 as a result of general and administrative expenses including wages.

Under the new management appointed in February 25, 2004, the Company is currently seeking opportunities in the natural resource sector.

FOR FURTHER INFORMATION PLEASE CONTACT:

Mr. Geir Liland

President

(604) 669-1302